SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA of R$2.5 billion in 2009

Net Income in the same period was R$917 million

São Paulo, March 3, 2010 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest resin producer in the Americas, announces today its results for the fourth quarter of 2009 (4Q09) and for the full-year end (2009).
With the merger of the Petroquímica Triunfo assets in May 2009, this release is based on pro-forma consolidated information that includes 100% of the results from this new asset for all periods stated. In accordance with CVM Instruction 247, these figures also consider the proportional consolidation of the interest in Cetrel S.A. - Empresa de Proteção Ambiental - and do not include Refinaria Riograndense, since its proportional consolidation was exempted by the CVM due to reasons of materiality. The annual information was audited by independent external auditors.
On December 31, 2009, the Brazilian real/U.S. dollar exchange rate stood at R$1.7412/US$ 1.00.

Message from the Management:

The global petrochemical industry was subjected to a severe test of resilience in 2009, impacted by lower consumption in most global markets and by sharp and generalized declines in commodity prices as of mid-2008. However, for companies like Braskem, which was well prepared to face the down cycle in the petrochemical industry because it had better aligned its cost and capital structures with the period of seasonably lower profitability anticipated for the industry, the crisis presented excellent growth opportunities.

Braskem led this group of companies, increasing its competitiveness and obtaining even greater scale through the acquisitions of Quattor in Brazil and Sunoco Chemicals in the United States, which were concluded in early 2010. As a result of these initiatives, the Company consolidated its position as the largest resin producer in the Americas and rose from 12th to 8th in the ranking of the world's largest petrochemical companies, in line with its strategic vision of becoming one of the five largest by 2020. The acquisition of Quattor also represented the last large consolidation opportunity in the Brazilian petrochemical sector, allowing for gains in scale and competitiveness, assuring the country a privileged position in one of the world's most contested global markets.

The acquisition of Sunoco represented Braskem’s first acquisition outside its domestic market and opens up a new growth agenda for the Company based on the restructuring process through which the North American petrochemical industry is undergoing.

In addition to these transactions, in 2009 Braskem merged Petroquímica Triunfo, as part of the Investment Agreement entered into in 2007 between Odebrecht and Petrobras, which strengthened the strategic alliance between Braskem’s two main shareholders.

In addition to its strategic agenda, Braskem remained focus on maintaining operating efficiency and financial discipline, and successfully overcame a highly unfavorable market environment in the first quarter of the year, when for approximately one month the Company cut back its production to 55% of nominal capacity in order to adjust its inventory levels to the weaker demand. Thanks to a set of targeted initiatives, Braskem substantially improved its performance, recording EBITDA in line with the previous year and EBITDA margin above 16%, one of the highest margins in the global petrochemical industry in the period.

Many factors contributed to this result, which included the efforts made by the various teams to offer customers new solutions able to add value to their businesses, the prioritization of investments with high paybacks, a successful program to reduce fixed costs and the gradual market recovery that began in April. On the other hand, the appreciation in the Brazilian real against the U.S. dollar and the surplus production in the United States in particular permitted a higher share of imported resins in the domestic market, of between 20% and 25% of the total. As a result of the foreign exchange situation and the lower international prices in the industry, the Company’s export revenue declined by 7%.

For further information, visit our IR website at www.braskem.com.br/ri or contact our IR Team:
Luciana Ferreira	Roberta Varella	Marina Dalben
IRO	IR Manager	IR Analyst
Phone: (55 11) 3576 9178	Phone: (55 11) 3576 9266	Phone: (55 11) 3576 9716
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br	marina.dalben@braskem.com.br

Given the combination of all these factors, Braskem's gross revenue in the year was R$19.5 billion, down 18% from 2008. Meanwhile, net income was R$917 million, which already includes the effects from the Company's renegotiation of tax debits under the government program Refis, which had a negative impact of R$638 million on the fourth quarter results.

In 2009, Braskem also expanded its portfolio of international projects, reaffirming its vision to create an industrial base in Latin American countries that enjoy access to raw materials at competitive conditions, which is another important pillar of its growth strategy. The Company, in association with the Mexican group IDESA, won the natural gas tender offer made by Pemex in Mexico, which will allow for the installation of an integrated complex for the production of approximately 1 million tons/year of polyethylene in the Veracruz region, with operational startup estimated for 2015. Braskem is currently developing similar projects in Venezuela, Peru and Bolivia.

Moving forward in its goal of becoming a leader in developing products made from renewable feedstock, Braskem was the first company in the world to certify polyethylene made from ethanol, known as Green Polyethylene. The ethanol-based ethylene plant, which is currently under construction at the Triunfo Petrochemical Complex, should start up operations in the third quarter of this year and gradually ramp up operations to its annual capacity of 200 kton. New agreements negotiated in 2009 for the future supply of green plastic to Brazilian and global companies confirm the product’s acceptance by the market, which increasingly values initiatives that contribute to sustainable development.

Also on this front, Braskem signed a technological cooperation agreement with Novozymes, a world leader in the production of industrial enzymes, for the development of a new competitive route for Green Polypropylene, a resin that Braskem has already obtained on scale in the laboratory and was certified as 100% renewable. The Company expects the results of this agreement to become available in the market within a period of five years.

As part of its commitment to sustainable development and as a result of its programs focused on continuous improvement, such as Excellence in Health, Safety and the Environment (SEMPRE), Braskem maintained the upward trend in its eco-efficiency indicators. In relation to 2008, Braskem achieved reductions of 16% in relative water consumption, 5% in relative power consumption, 17% in solid waste generation and 13% in liquid effluent emissions. The overall and lost-time accident rates for both employees and the employees of partners, which already was one of the lowest in the global petrochemical industry, registered further reductions in 2009.

Investments in Health, Safety and the Environment (HSE) totaled approximately R$102 million in the period, from an overall amount of roughly R$900 million invested in the year by Braskem in its growth, modernization and technological modernization programs.

An important challenge for Braskem in 2010 will be to promote the optimal integration of its new assets, teams and cultures, drawing on the rich diversity of experiences and sharing the best practices and competencies in each area. This is certainly one of the main factors underpinning the successful history of Braskem. The new and expanded horizons that have emerged for the Company as a result of its new corporate structure create excellent opportunities for professional and personal development for its employees, who have always championed the spirit of "customer first".

Braskem reaffirms its commitment to grow in step with its customers and its entire production chain, to operate in partnership to capture new markets, to invest in research and technology, to lead the search for solutions aimed at improving both productivity and competitiveness, as well as through other means that obtain consensus in our industry – with all these efforts aimed at promoting society and the countries in which it is present.

1. MAIN HIGHLIGHTS:

1.1 Braskem’s crackers operate at high rates and production increases in the year:

2009 was marked by the recovery on crackers utilization rate which an averaged 89%, which led to an increase of 7% in ethylene’s production, reaching 2.3 million tons. The second generation plants also operated at high levels, which led to an increase of 10% in total production of thermoplastic resins.

1.2 Sales volume of thermoplastic resins grew 14% in the year:

In 2009, total sales volume of thermoplastic resins increased 14% over 2008, reflecting the good performance of the sectors related to consumer goods and the opportunities in the export market. The strong growth of PP is also positively influenced by the increased availability of product in Paulínia, as the plant was able to operate at full capacity with the expansion of Replan (Refinaria do Planalto Paulista, located in Paulínia) in May 2009.

1.3 EBITDA 2009 was R$2.5 billion, with EBITDA margin of 16.2%:

Braskem’s consolidated EBITDA was R$2.5 billion in 2009, in line with EBITDA a year earlier. This stability in EBITDA in 2009 was due to: (i) the recovery in sales of resins and basic petrochemicals; (ii) the higher operating efficiency of its plants; and (iii) the efforts of the various teams to reduce costs and add services and value to products. This took place in an adverse scenario marked by a global crisis, lower domestic demand for thermoplastic resins in the first half of the year, the average appreciation in the Brazilian real of 8.2% and new capacity in the international market coming on stream. EBITDA margin for 2009 was 16.2%, 2.8 p.p. higher than the 13.4% margin achieved in 2008.

1.4 Ethylene XXI Project in Mexico:

In November 2009, Braskem and IDESA won the auction held by the Mexican state-owned company Pemex Gás for the acquisition of ethane at competitive costs, with objective of developing a large integrated petrochemical project in the Veracruz region, called Ethylene XXI Project. The agreement provides for the construction of a cracker with ethylene capacity of 1,000 kton/year, integrated with three polymerization units with production capacity of 450 kton/year of HDPE, 350 kton/year of LLDPE and 250 kton/year of LDPE. The projected investment is US$ 2.5 billion over 5 years, with the shareholders planning to adopt a project finance model, with at least 70% financed through debt and the remainder with equity. In February 2010, Braskem and IDESA formed a joint venture (Braskem with 65% and IDESA with 35% of voting and total capital) that will be responsible for the project.

1.5 Green Polymer Project advances:

The physical progress of construction of the green ethylene plant (Green PE Project) continues at an accelerated pace, with construction services ahead of schedule. Braskem also finalized certain negotiations that should assure the contracting of 60% of the ethanol needed to supply its ETBE and green ethylene plants. Today, Braskem has the capacity to consume 230,000 m³ of ethanol per year. The new green ethylene plant, located at the Triunfo Petrochemical Complex, will consume annually 460,000 m³ of ethanol.

1.6 Acquisition of Quattor:

On January 22, 2010, Braskem announced the acquisition of Quattor, in line with its strategy to strengthen the domestic petrochemical chain and create a more competitive national player with the ability to compete at the global level. With this transaction, Braskem is now the leader in the Americas in terms of thermoplastic resin capacity and has become a major player in the international petrochemical market (8th largest resin producer worldwide). This strategic move and its development should further strengthen Brazil’s petrochemical and plastic industry. In the first half of 2010, Braskem will focus on implementing the various steps involved in the acquisition, always with the goal of creating value for shareholders.

1.7 Acquisition of Sunoco:

On the international expansion front, on February 1, 2010, Braskem announced the acquisition of the PP assets of Sunoco Chemicals. The transaction represented an important step in Braskem’s international expansion process and is aligned with the Company’s strategy to become one of the five largest and most competitive petrochemical companies in the world. The acquisition also offers the combination of growth in the U.S. market, alternative sources of raw materials at competitive costs and access to major consumer markets.

1.8 Participation in the Tax Renegotiation Program (Refis):

The benefits introduced by Executive Order 470 (MP 470) and Federal Law 11.941/2009, which include reductions of up to 90% in interest payments and 100% in fines, as well as the possibility of using accrued tax losses as currency for payment, led the Company to include the following processes in the Tax Renegotiation Program: (i) the right to IPI tax credits on purchases of raw materials subject to zero tax rates (“Zero IPI”), (ii) the benefits from the IPI Premium tax credits on export transactions (“IPI Premium”), and (iii) the payment of Social Contribution on Profit (“CSSL”). With an average discount of 70% on the total amount disputed, Braskem concludes its most relevant lawsuits without compromising its financial health. The total amount of debits included in the repayment program is approximately R$1.9 billion, given the option of settling the R$1.1 billion in Zero IPI and IPI Premium in 12 monthly installments and the R$852 million in CSSL in 180 months. The effects from this decision are clearly explained in Note 19 to the Annual Financial Statements.

1.9 Conservative policy for use of derivative instruments:

With the objective of protecting its cash flow and reducing volatility in the financing of its operational working capital and investment programs, Braskem adopts market and credit risk management procedures that are aligned with its Financial Management Policy and Risk Management Policy, which were approved by the Board of Directors. In this context, Braskem has no target forward operations or operations involving other similar derivatives. With practically 100% of its revenue directly or indirectly pegged to the variation in the U.S. dollar and a large portion of its costs pegged to the same currency as well, the Company believes that maintaining a significant portion of its debt also in USD creates a natural hedge. This position is based on the principle that the Company’s debt should always be denominated in the same currency as its cash flow. To protect cash flow in the short term, Braskem seeks to balance the maturities of its dollar-denominated liabilities with its dollar-denominated revenue plus its cash investments in the same currency.

At the end of 2009, the Company held 3 derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities protected. Therefore, in a given scenario, any negative or positive adjustments in derivative positions will be offset by positive or negative adjustments in the protected assets and liabilities.

The main financial indicators in the period are presented below:

Key Indicators	Unit	4Q09 (A)	3Q09 (B)	4Q08 (C)	Change % (A/B)	Change % (A/C)	2009 (D)	2008 (E)	Change % (D/E)
Net Revenue	R$ million	4,253	4,047	4,273	5	(0)	15,248	18,541	(18)
EBITDA	R$ million	614	838	577	(27)	6	2,475	2,485	(0)
EBITDA Margin	%	14.4%	20.7%	13.5%	-6.3 p.p.	0.9 p.p.	16.2%	13.4%	2.8 p.p.
Net Profit / Loss	R$ million	(893)	645	(2,138)	-	(58)	917	(2,457)	-

2. OPERATING PERFORMANCE:

2.1 Quarterly Performance of the Polymers Unit

The last quarter of 2009 was marked by a reversal in the downward trend in international resin prices as of November, mainly due to (i) the recovery in demand from Asia, (ii) high raw material prices and (iii) limited supply (due to unscheduled maintenance shutdowns).

Despite the seasonably lower demand, the Brazilian market continued to present a good performance, and the apparent consumption1 of thermoplastic resins (PE, PP and PVC) remained virtually in line with the third quarter, at around 1,150 kton. In relation to the fourth quarter of 2008, the domestic market expanded by

_________________________
1 Demand was measured based on the company’s internal estimates, since Abiquim did not publish 4Q09 data for apparent consumption in Brazil’s thermoplastic resin market.

24%, reflecting the good performance of the Brazilian economy and the sustainable recovery in industries related to plastic consumption. Prices in Brazilian real remained virtually unchanged from the previous quarter, even with the currency appreciation in the period.

Braskem's PE and PP sales to the domestic market in the quarter increased by 3% and fell by 7%, respectively, from the third quarter of the year. The increase in PE sales was driven by higher demand from the packaging, industrial films, injection, extrusion and distribution segments. Despite the continued good performance of the food, industrial and cosmetics sectors, the drop in PP sales followed the seasonably lower demand for the product. In relation to 4Q08, PE and PP sales grew by 25% and 34%, respectively.

In the case of PVC, domestic sales fell 13% from 3Q09, reflecting the more aggressive import volumes in the quarter. Lower sales volume was observed mainly in the segments related to construction, such as wires and cables and PVC ceiling panels. In relation to 4Q08, PVC sales increased by 6%.

Braskem’s resin exports in the quarter totaled 229 kton, growing by 1% from the previous quarter. The recovery in domestic demand and the reopening of an opportunity of sales to Asia in mid-November paved the way for improved performance.

Total resin sales volume were 820 kton, down 3% from 3Q09 and up 36% in relation to 4Q08. Despite the reduction of 5% in production volume in the last quarter to 815 kton, due to the seasonably lower demand and scheduled maintenance shutdowns, the plants continued operating at high utilization rates. In relation to 4Q08, sales increased by 30%.

The evolution of the capacity utilization rates for the main products of Braskem is shown below:

2.2 Performance of the Polymers Unit in 2009

Apparent consumption of thermoplastic resins in Brazil increased by 1% from 2008. The market recovery, which intensified during the second half of 2009, was sufficient to offset the weak demand observed at the beginning of the year, a period that was severely impacted by the global economic slowdown. Demand in the year is estimated at around 4,200 kton.

Despite the strong recovery in the second half of the year, Braskem’s domestic PE sales fell by 2% from 2008, while PP sales increased by 9%. PVC domestic sales fell by 8%, reflecting the slower recovery in the construction sector.

In relation to 2008, Braskem’s PE and PP sales grew by 14% and 25%, respectively. The strong growth in PP sales was also positively influenced by the greater availability of the product at the Paulínia Unit, which was able to operate at full capacity with the Replan expansion in May 2009.

The recovery in utilization rates and the opportunities presented by the international market and efforts to normalize inventories at the start of the year led resin exports to grow to 989 kton, up 67% on the prior year.

Total thermoplastic resin production volume in 2009 was 3,119 kton, an increase of 10% from 2008. PE and PP production volume grew 10% and 23%, respectively, while PVC production volume fell by 8%.

Performance (tons) Thermoplastic Resins	4Q09 (A)	3Q09 (B)	4Q08 (C)	Change% (A)/ (B)	Change% (A)/ (C)	2009 (D)	2008 (E)	Change% (D)/ (E)

Sales - Domestic Market
PE´s	282,492	275,205	225,490	3	25	1,056,941	1,083,731	(2)
PP	187,267	201,607	140,038	(7)	34	698,494	642,871	9
PVC	121,092	139,826	114,247	(13)	6	457,430	496,266	(8)

Total Resins	590,851	616,638	479,774	(4)	23	2,212,864	2,222,869	(0)

Sales - Export Market
PE´s	175,022	170,270	89,977	3	95	720,383	473,656	52
PP	54,018	56,509	29,471	(4)	83	228,363	99,395	130
PVC	149	300	2,150	(50)	(93)	40,262	18,474	118

Total Resins	229,189	227,079	121,598	1	88	989,007	591,525	67

Total Sales
PE´s	457,514	445,475	315,467	3	45	1,777,324	1,557,388	14
PP	241,284	258,116	169,508	(7)	42	926,856	742,266	25
PVC	121,241	140,126	116,397	(13)	4	497,691	514,740	(3)

Total Resins	820,040	843,717	601,372	(3)	36	3,201,872	2,814,394	14

Production
PE´s	451,843	471,434	321,920	(4)	40	1,740,470	1,586,963	10
PP	235,455	257,904	181,511	(9)	30	899,968	731,506	23
PVC	131,751	127,963	122,984	3	7	479,077	522,441	(8)

Total Resins	819,049	857,301	626,415	(4)	31	3,119,516	2,840,910	10

2.3 - Basic Petrochemicals Performance

The scenario in 4Q09 was also marked by a reversal in the downward trend and recovery in the prices of basic petrochemicals in the international market, reflecting (i) the recovery in demand; (ii) higher prices; (iii) the limited supply of raw materials, which restricted utilization rates at petrochemical complexes in Europe, United States and Asia; and (iv) continued operational problems in the Middle East.

The competitiveness of natural gas based crackers was affected by the increase in ethane prices and the harsh winter season in the Northern Hemisphere. Naphtha based crackers were also impacted by limited raw material supplies, which led the offer of cracker products, such as ethylene, propylene, butadiene and BTX (Benzene, Toluene, Xylenes), to lag demand in the last quarter of the year.

Scheduled and unscheduled shutdowns in 2nd generation operations impacted production in the quarter, but did not prevent Braskem’s crackers from operating at high utilization rates, which averaged 93% in 4Q09. Ethylene production volume in the quarter was 592 kton, down 4% from 3Q09 and up 28% from 4Q08. In 2009, production volume was 2,256 kton, for growth of 7% from 2008.

Total ethylene and propylene sales increased 6% from the previous quarter to 226 kton, driven by higher propylene export volume and higher ethylene sales in the domestic market. In relation to 4Q08, sales grew by 62%, driven by the higher utilization rate in 4Q09.

In the case of the aromatics, domestic BTX sales rose 17% in the last quarter of the year. Total sales fell by 8%, impacted by the lower export volume in the period. In relation to 4Q08, total BTX sales grew by 27%.

A scheduled maintenance shutdown at the Triunfo Petrochemical Complex led to a decline in domestic butadiene sales, which was not completely offset by exports.

The combination of the strong performance of the Brazilian economy and the good opportunities in the international market led to an increase of 29% in total ethylene and propylene sales in 2009, while total BTX sales rose 15%.

The 29% increase in total ethylene and propylene sales in 2009 reflects (i) the recovery in utilization rates at the petrochemical complexes, (ii) the lower volume of propylene transfers among units and (iii) the recovery in the domestic and international markets.

In the case of aromatics, BTX sales posted growth of 22%, reflecting primarily the continued recovery in the market segments of our customers and the opportunities to export mainly to the Americas and Asia.

Performance (tons) Basic Petrochemicals	4Q09 (A)	3Q09 (B)	4Q08 (C)	Change% (A)/ (B)	Change% (A)/ (C)	2009 (D)	2008 (E)	Change% (D)/ (E)

Sales - Domestic Market
Ethylene	79,774	78,437	61,242	2	30	286,969	252,502	14
Propylene	93,404	101,566	57,124	(8)	64	365,688	349,012	5
BTX*	137,447	117,792	68,163	17	102	497,752	332,287	50
Sales - Export Market
Ethylene	-	-	-	-	-	-	-	-
Propylene	53,118	33,577	21,632	58	-	151,489	21,632	-
BTX*	101,756	141,441	119,568	(28)	(15)	457,699	450,119	2
Total Sales
Ethylene	79,774	78,437	61,242	2	30	286,969	252,502	14
Propylene	146,522	135,143	78,756	8	86	517,177	370,644	40
BTX*	239,203	259,233	187,731	(8)	27	955,451	782,405	22
Production
Ethylene	592,402	620,193	463,465	(4)	28	2,255,963	2,116,924	7
Propylene	303,611	315,866	211,636	(4)	43	1,133,478	1,032,376	10
BTX*	251,009	270,522	198,047	(7)	27	972,860	845,102	15

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

3. FINANCIAL PERFORMANCE:

3.1 Net Revenue

Braskem posted net revenue in 4Q09 of US$ 2.4 billion, 13% higher than in the previous quarter. In Brazilian real, net revenue was R$4.3 billion. Excluding in both periods the effects from naphtha/oil/condensate resale for processing at Refap and Refinaria Riograndense, net revenue increased by 5%. In Brazilian real and excluding the same effects, net revenue remained unchanged at R$3.9 billion.

The key factors that impacted revenue in the quarter were: (i) the recovery of BTX sales volume in the domestic market; (ii) the depreciation in U.S. dollar of 7% in the quarter; and (iii) the reduction in thermoplastic resin sales volume. A highlight, however, was the increase in domestic resin prices in Brazilian real, which followed the upward trend in international prices and remained stable in relation to the previous quarter.

Another highlight was the positive impact of naphtha/oil/condensate resale in the quarter, which includes the oil resale transaction, whose revenue increased over threefold, from R$95 million in 3Q09 to R$380 million in 4Q09. The main factors were the higher international prices and the record resale volume to Refap.

Export revenue in the quarter was US$ 638 million (26% of net revenue), up 10% from US$579 million in 3Q09 (27% of net revenue). This performance was mainly due to the higher propylene and ETBE sales volumes.

In relation to 4Q08, net revenue in U.S. dollar rose 30% from US$ 1.9 billion to US$ 2.4 billion in 4Q09, driven by: (i) the increases in resin sales volume in the domestic and international markets of 23% and 88%, respectively; (ii) the increase in domestic sales of basic petrochemicals, such as propylene, which increased more than 60% in the period. In Brazilian real, net revenue remained stable in relation to 4Q08 at R$4.3 billion, impacted by the average currency appreciation of 24% in the period. On the same comparison basis, export revenue in the quarter accounted for 26% of net revenue, compared with 23% in 4Q08.

The main variations in total net revenue between the two periods are shown below:

Sales to South America, North America and Europe accounted for 80% of exports in 4Q09, supported by Braskem's intensified efforts at its commercial offices in these regions. The highlight was exports to Asia, which increased 6 p.p., driven by the recovery in demand in the continent, and exports to Europe, where unscheduled maintenance shutdowns limited product supply and boosted Braskem’s exports, which increased 4 p.p. on the previous quarter.

In 2009, Braskem’s net revenue was R$15.2 billion (US$ 7.8 billion), representing a drop of 18% from 2008. The decline in net revenue basically reflects the lower resin and basic petrochemicals prices in the international market in relation to the previous year.

In 4Q09, thermoplastic resin sales accounted for 57% of net revenue (ex-condensate processing and sales by QuantiQ).

3.2 Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) was R$3.7 billion in 4Q09, a 20% increase from the previous quarter. Factors contributing to this increase were the hike in raw material prices, the higher naphtha/oil/condensate resale and the increase in depreciation and amortization pegged to costs mainly as a result of the improved criteria used to determine the useful life of industrial plants.

In relation to 4Q08, COGS rose by 4%. Lower operating costs and higher energy efficiency offset the higher sales volume and the hike in raw material prices, with the average international naphtha price rising by 82% between the two periods.

The average Amsterdam-Rotterdam-Antwerp (ARA) naphtha price in 4Q09 was US$ 662/t, 11% higher than in 3Q09. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North Africa, Argentina and Venezuela.

In 2009, Braskem’s cost of goods sold (COGS) was R$12.7 billion, down 19% from 2008. This decrease is directly related to the reduction in naphtha price levels as well as to the higher operating efficiency resulting from the modernizations carried out during scheduled maintenance shutdowns in 2008 and the high utilization rates associated with the program to cut fixed expenses. The average price of ARA naphtha, which in 2008 was US$ 790/t, fell to US$ 533/t in 2009, for a reduction of 32%.

3.3 Selling, General and Administrative Expenses (SG&A)

In 4Q09, Selling, General and Administrative expenses were R$354 million, down R$61 million from 3Q09 and up R$34 million from 4Q08.

Selling expenses in 4Q09 were R$142 million, up 6% from 3Q09, primarily due to adjustments in logistics expenses during the year of R$9 million, which were booked entirely in 4Q09. In relation to 4Q08, selling expenses decreased by 7% or R$10 million. The higher sales volume in the year, mainly resins in the export market that reached 989 thousand tons, an increase of 67%, led selling expenses to increase by R$22 million, or 4%, from 2008.

General and Administrative Expenses were R$212 million in 4Q09, increasing R$53 million from 3Q09, basically due to (i) the higher provision for the 2009 profit-sharing program (PLR); (ii) the increase in payroll and payroll charges related to the wage increases under the collective bargaining agreement retroactive to September in the states of Bahia and Alagoas; and (iii) nonrecurring administrative expenses to support participation in the Tax Renegotiation Program (Refis). In relation to 4Q08, G&A expenses increased by R$45 million, also basically due to provisioning for the profit-sharing program in 4Q09, which did not occur in 4Q08. In 2009, G&A expenses were R$638 million, down R$54 million or 8% from R$692 million in 2008. The result was due to the Company’s efforts to cut fixed costs.

In 2009, even with higher sales volume, SG&A expenses were R$1.2 billion, down 3% from 2008, reflecting the Company’s commitment to its strategy of maintaining fixed costs and expenses within parameters that ensure its global competitiveness.

In the beginning of 2009 Braskem made a commitment to reduce its fixed costs of approximately $ 200 million annually. Comparing the fixed costs disbursed (affecting production costs and fixed costs in SG&A) between 2009 and 2008, the result of the effort was R$ 170 million. In the income statement, this value was diluted by the impact of higher inventories of finished goods and in process at the beginning of the year, which carried higher costs incurred in 2008.

3.4 EBITDA

Braskem’s consolidated EBITDA in 4Q09 was R$614 million, representing a 27% reduction from 3Q09. The main factors that led to this reduction were: (i) the lower resin sales volume in the domestic market and (ii) the higher raw material cost. EBITDA margin in 4Q09 was 14.4%, compared with 20.7% in the previous quarter. Excluding the resale of naphtha/oil/condensate and the nonrecurring positive adjustment of R$73 million arising from the reversal of part of the IPI provision related to the lower amount payable following the Company’s participation in the Debt Renegotiation Program (Refis) of the Office of the General Counsel to the National Treasury and the Federal Revenue Service (SRF), EBITDA in the quarter was R$542 million with an EBITDA margin of 14.0% . In dollar terms, EBITDA in 4Q09 was US$ 353 million, down 21% from 3Q09.

In relation to 4Q08, EBITDA 4Q09 in U.S. dollar grew by 39%, reflecting the higher resin sales volume in the domestic and international markets. In Brazilian real, the increase was 6%.

Braskem’s consolidated EBITDA was R$2.5 billion in 2009, in line with EBITDA a year earlier. This stability in EBITDA in 2009 was due to: (i) the recovery in sales of resins and basic petrochemicals; (ii) the higher operating efficiency of its plants; and (iii) the efforts of the various teams to reduce costs and add services and value to products. This took place in an adverse scenario marked by a global crisis, lower domestic demand for thermoplastic resins in the first half of the year, the average appreciation in the Brazilian real of 8.2% and new capacity in the international market coming on stream. Translated into U.S. dollar, EBITDA in the year was US$1.3 billion, down 8% from 2008. EBITDA margin in 2009 was 16.2%, expanding 2.8 p.p. from 13.4% in 2008.

Excluding the impacts from naphtha/oil/condensate resale and the nonrecurring positive accounted during the year totalizing R$206 million, EBITDA was R$2.3 billion with EBITDA margin of 15.6% .

3.5 Net Financial Result

In 4Q09, the financial result was a net financial expense of R$655 million, compared with net financial income of R$243 million in 3Q09. This variation is chiefly due to the impact of the Company’s participation in the Debt Renegotiation Program (Refis) of the Office of the General Counsel to the National Treasury and the Federal Revenue Service (SRF) introduced by Federal Law 11.941/2009. In relation to 4Q08, the net financial result increased by R$1,595 million due to the depreciation in the dollar of 2%2 in 4Q09, which generated a gain of R$139 million, which compares with the negative impact of R$1,885 million in 4Q08 resulting from the appreciation in the USD of 22%2 in that period.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any shift in the path of the exchange rate has an impact on the accounting financial result. On December 31, 2009, this net exposure was 64% of debt and approximately 73% of suppliers, which was partially offset by 36% of accounts receivable and 42% of cash. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Practically 100% of its revenue is directly or indirectly pegged to the variation in the USD exchange rate, and most of its costs are also pegged to this currency.

It is important to note that foreign exchange variation has no direct effects on the Company's cash position in the near term. This amount represents foreign exchange accounting impacts, especially those on the Company’s debt, with any expenditure occurring when the debt matures, which has an average term of 9.5 years.

Excluding the effects from foreign exchange variation and monetary restatement on its balance-sheet accounts exposed to foreign currencies, the net financial result in 4Q09 was a net financial expense of R$758 million, up R$410 million in relation to 3Q09. This was mainly due to the booking of tax charges of R$547 million related to the participation in the Refis program by the Company, which settled its lawsuits of the payment of CSSL without compromising its financial solidity, which was partially offset by the reduction in financial charges due to the lower volume of naphtha purchases in the period, as well as the exchange variation embedded in these interest charges. On the same comparison basis, the net financial result increased by R$463 million from 4Q08, due to the same reasons mentioned above.

In 2009, the net financial result excluding the effects from foreign exchange variation and monetary restatement was an expense of R$1,575 million, up R$717 million from 2008. The main factors were (i) the negative impact related to charges and penalties involving the CSSL as previously mentioned; and (ii) the higher financial charges embedded in naphtha purchases abroad.

_________________________
2 Exchange rate at end of period

The table below shows the composition of the net financial result of Braskem consolidated on a quarterly basis and in 2009.

(Million of R$)
	4Q09	3Q09	4Q08	2009	2008

Financial Expenses	(684)	407	(2,330)	900	(4,415)

Interest Expenses	(153)	(163)	(187)	(655)	(560)
Monetary Variation (MV)	(49)	(55)	(77)	(198)	(234)
Foreign Exchange Variation (FX)	177	854	(1,927)	2,892	(3,173)
CPMF/IOF/Income Tax/Banking Expenses	(6)	(6)	(14)	(33)	(65)
Net Interest on Fiscal Provisions	(579)	(129)	(26)	(758)	(91)
Others	(74)	(93)	(99)	(348)	(292)

Financial Revenue	28	(164)	80	(328)	719

Interest	35	36	25	179	124
Monetary Variation (MV)	13	11	7	59	28
Foreign Exchange Variation (FX)	(38)	(219)	42	(607)	541
Net Interest on Fiscal Credits	2	4	1	7	8
Others	16	4	6	34	18

Net Financial Result	(655)	243	(2,250)	572	(3,696)

(Million of R$)
	4Q09	3Q09	4Q08	2009	2008

Net Financial Result	(655)	243	(2,250)	572	(3,696)

Foreign Exchange Variation (MV)	139	636	(1,885)	2,286	(2,632)
Monetary Variation (MV)	(36)	(45)	(70)	(139)	(206)

Financial Result excluding F/X and MV	(758)	(348)	(295)	(1,575)	(858)

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures in line with its Financial Management Policy and Risk Management Policy. In December 2009, the Company held three derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities being hedged. In any given scenario, negative or positive adjustments in derivative positions will be offset by positive or negative adjustments in the protected assets and liabilities.

3.6 Net Income

Braskem reported a net loss of R$893 million in 4Q09, which represents an R$1.5 billion decrease from net income of R$645 million posted in 3Q09. In addition to the lower operating income in the quarter, the participation in the Refis program had a negative impact on the 4Q09 results of R$638 million, of which R$547 million was under the net financial result and R$164 million under income tax/social contribution, which was partially offset by the positive impact of R$73 million on operating revenue.

In relation to 4Q08, net income increased by R$1.2 billion, driven by the better operating performance and the depreciation in the dollar against the real.

In 2009, Braskem recorded net income of R$917 million, up R$3.4 billion from the net loss of R$2.5 billion in 2008. Despite the negative impact from the participation to Refis on 4Q09, the good operating performance and the appreciation in the real against the dollar led to recovery in the Company’s results.

3.7 Free Cash Flow

Braskem’s operating cash flow in 4Q09 was R$484 million, compared with cash generation of R$452 million in the previous quarter, representing growth of R$31 million. In 4Q09, working capital contributed R$516 million to cash generation and was chiefly composed of (i) an increase in the Suppliers line of R$121 million due to increase on average naphtha price in the period; (ii) an increase in Taxes of R$299 million due to participation in the Refis program; (iii) reduction in Inventories, with a contribution of R$86 million; which was partially offset by the (iv) decrease of R$97 million in Accounts Receivable due the increase on revenues by the end of the quarter.

Million of R$	4Q09	3Q09	4Q08	2009	2008

Operating Cash Flow	484	452	1,858	2,008	3,378

Interest Paid	(124)	(141)	(257)	(596)	(645)
Income Tax and Social Contribution	(8)	(3)	(25)	(24)	(121)
Investment Activities	(388)	(194)	(285)	(851)	(2,083)

Free Cash Flow	(36)	114	1,291	537	528

Investments in 4Q09 included maintenance costs and investments in projects that guarantee returns above cost of capital and anticipation of machinery and equipment acquisitions for the scheduled maintenance stoppage to take place in early 2010. Braskem is following a conservative investment policy, concentrating on priority investments that offer high returns.

In 2009, Free Cash Flow was positive R$537 million, despite the lower cash generation, virtually in line with the previous year, when this figure stood at R$528 million.

3.8 - Capital Structure and Liquidity

On December 31, 2009, Braskem's gross debt was R$5,605 million, up slightly from the balance on September 30, 2009. Meanwhile, the balance of dollar-denominated cash and financial investments increased by 2% to US$ 1,808 million.

As a result, on December 31, 2009, Braskem’s consolidated net debt stood at R$3,797 million, virtually in line with the level registered on September 30, 2009.

Net debt in Brazilian real stood at R$6,612 million at the close of 2009, down 1% from the figure recorded on September 30, 2009, reflecting the depreciation in the U.S. dollar of 2% in the period.

With practically 100% of its revenue directly or indirectly pegged to the variation in the U.S. dollar and a large portion of its costs pegged to the same currency as well, the Company believes that maintaining a significant portion of its debt also in this currency creates a natural hedge. This positioning, combined with the U.S. dollar depreciation in 4Q09, which led to a reduction in net debt in Brazilian real, and with EBITDA growth in the last twelve months (R$2.5 billion) led to a decrease in financial leverage as measured by the net debt/EBITDA ratio from 2.74x in 3Q09 to 2.67x in 4Q09. The net debt/EBITDA ratio expressed in U.S. dollar also declined, from 3.21x in 3Q09 to 2.98x at the close of December. This indicator was benefitted by the growth of 6% in EBITDA denominated in U.S. dollar in the last 12 months while net debt increased by only 1%.

On December 31, 2009, the average term of debt was 9.5 years, practically stable in relation to 3Q09. The dollar-pegged debt also remained in line with 3Q09 at 64%.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule as of December 31, 2009.

In 4Q09, Braskem once again held a high level of liquidity, maintaining its balance of cash and cash equivalents at R$3.1 billion, effectively guaranteeing performance of all obligations maturing within the next 18 months.

4. CAPITAL EXPENDITURE:

Maintaining its commitment to capital discipline and making investments with returns above their cost of capital, in 2009 Braskem made operational investments worth R$894 million (not including capitalized interests). These amounts were significantly lower than in 2008, when investments totaled R$1.4 billion. The main factors in this reduction were: (i) the lower investment required for replacing equipment and scheduled shutdowns, given that in 2008 major scheduled maintenance shutdowns were carried out at the Company’s two petrochemical complexes and investments were made to conclude the Petroquímica Paulínia transaction; and (ii) the rescheduling of the execution timetables of certain projects, seeking to maintain the Company’s financial health without affecting the performance of its assets.

Capital expenditure in 2009 was invested in the operational, technology, health, safety and environmental areas and in information technology systems, and benefited all of the Company's business units.

A highlight in the period was the PE plant, which required investment of R$183 million in 2009. Construction is advancing ahead of schedule and the plant is expected to start operations early in the second half of 2010.

Another important investment was the conclusion of the conversion of the MTBE Unit to produce ETBE at the Basic Petrochemicals Unit located in Bahia, which consumed approximately R$43 million, and which has gained in importance given its use of renewable feedstock (ethanol). This plant began operating in June 2009.

A total of R$188 million was invested in replacing equipment with the aim of guaranteeing the operational reliability of the Company’s plants. In view of the good opportunities available in the market, R$102 million was invested in 4Q09 to anticipate the acquisition of equipment for the automation projects expected to take place during the scheduled shutdown of 2010.

Braskem also spent R$187 million on scheduled maintenance shutdowns, in keeping with its objective of maintaining its plants operating at high levels of operating efficiency and reliability. Of this total, R$93 million was invested in 4Q09 with maintenance shutdowns (i) at one of the aromatics plants at the Basic Petrochemical Unit in Camaçari, (ii) at the polypropylene plants located in Paulínia and Rio Grande do Sul and (iii) at the Chlorine-Soda plant in Alagoas.

5. OUTLOOK:

The world economy is normalizing faster than originally expected after the crisis in 2008. The actions of the G-20 governments, which were marked by unprecedented coordination, avoided overall default in the financial system. However, the recovery is still fragile and the economy very dependent on government’s stimulus.

The factors that led the recent financial crisis have still not been remedied, keeping the risk of a new collapse in asset prices at high levels. The deterioration in the fiscal situations of sovereign states caused by accelerated growth in national debts worldwide has added a new risk component to a scenario of deregulated and imbalanced global finance.

Market consensus is calling for relatively optimistic forecasts for economic growth in 2010 in the United States (2.5%), Europe (1%), China (8%) and Brazil (5%). It is important to note that these forecasts are valid only in the context of continued economic normalization, which is currently supported by an uncertain foundation. Despite Brazil's important position in global markets, with one of the world's most robust financial systems, substantial latitude in terms of interest rates, and the strong growth in its domestic market, the dynamics of the local economy are not detached from the global economy.

With this backdrop of uncertainty, the strategy adopted by Braskem should allow it to take advantage of opportunities for future growth while maintaining the Company prepared for any potential crisis situation. In this context, Braskem remains committed to preserving the quality of its business in any scenario by: (i) pursuing operational efficiency and cost control; (ii) forming partnerships with customers and seeking the sustainability of the national petrochemical chain; (iii) analyzing the best opportunities in the export market; and (iv)following a conservative policy for maintaining its financial health.

In 4Q09, the global petrochemical industry was marked by high raw material prices, which followed the volatility in oil prices, and by the recovery in resin and basic petrochemical prices. The rebound in Chinese demand and signs of recovery in European demand, combined with continued operating problems in the international market, also influenced price trends.

With the continued normalization of economic fundamentals, the prospects for the petrochemical industry in the early months of 2010 are positive. So far, market fundamentals have favored producers, with: (i) scheduled maintenance shutdowns in Asia; (ii) limited supply from the Middle East available to international markets; (iii) strong growth in Chinese demand; and (iv) signs of recovery in European and U.S. demand.

It is important to bear in mind, however, that the announcements of new capacity, particularly in the Middle East and Asia, far exceed the growth in world demand, which once again should pressure the profitability of the global petrochemical industry.

In the Brazilian market, domestic prices are expected to continue following the upward trend of international prices in the near term. Meanwhile, demand in the same period is expected to decline in relation to 4Q09, reflecting the seasonally lower demand in the period. However, certain factors should continue to have a positive influence on the market, such as the strong performance of the consumer goods and construction sectors.

Braskem is concentrating its resources on priority projects that offer high returns, own financing and rapid payback, while maintaining a solid financial position and capital discipline. Disbursements for operational investments in 2010, not considering Quattor and Sunoco Chemicals, should reach R$1.1 billion, which includes capacity expansions, new projects and scheduled shutdowns. Furthermore, Braskem remains committed to reducing costs and fixed expenses in order to increase its competitiveness.

In line with its growth plan to figure among the five largest petrochemical companies in the world, which encompasses diversifying its energy matrix and strengthening its presence in the region, on January 22, 2010, Braskem announced the acquisition of Quattor. The creation of a more competitive national player that is better able to compete globally led Braskem to become the leader in the Americas in terms of thermoplastic resin capacity. On the international expansion front, on February 1, 2010, Braskem announced the acquisition of the PP assets of Sunoco Chemicals, which gave it an important position also in North America.

Regarding greenfield projects, Braskem remains focused on increasing its competitiveness by gaining access to raw materials at competitive conditions and greater diversification of the matrix, with the installation of a green polymer plant based on renewable feedstock.

One of the priorities in 2010 will be to consolidate and capture the synergies resulting from the integration of the petrochemical assets of Quattor and Sunoco Chemicals.

Braskem also plans to expand its production capacity by investing in new projects that provide returns above its cost of capital. These new projects include additional capacity expansions at existing plants, such as resuming the study to expand PVC capacity by 200 kton/y, which would come on stream in 2012.

In the area of renewable raw materials, 2010 will mark the operational startup of the Green Ethylene plant, from the Green PE project that was approved by the Board of Directors in December 2008. This is a strategic project to create value by producing polymers made from sugarcane ethanol, and represents an important development for the sustainability of the petrochemical industry. Braskem began the plant's construction in 2009 and has signed various long-term commercial agreements with global clients. The plant's construction is running ahead of schedule and operational startup is expected in 3Q10.

The expansion projects designed by Braskem to increase competitiveness by gaining access to raw materials at competitive conditions include several integrated projects in Mexico, Venezuela and Peru, in partnership with local companies in each region and based on a project finance model.

In November 2009, Braskem and IDESA, a traditional Mexican petrochemical group, won a tender offer process held in Mexico for the installation of a petrochemical project in the Vera Cruz region that uses ethane as feedstock, based on a contract with PEMEX-Gás for the supply of 66,000 barrels/day of ethane for a period of 20 years. As a result, the two companies signed a memorandum of understanding and formalized in February 2010 a final agreement that includes (i) a commitment by Braskem-IDESA to invest in the construction of an ethane cracker to produce one million tons/year of ethylene, and (ii) the construction of three polyethylene (PE) plants to produce approximately one million tons/year of resins (HDPE, LLDPE and LDPE).

This will be largest petrochemical investment to be made in Mexico in 15 years as well as the largest investment by a Brazilian company in that country. The fixed investment is projected at US$2.5 billion, with the conclusion of construction works and the operational startup of the unit estimiated for January 2015.

In May 2008, Braskem, Petrobras and Petróleos del Perú – PetroPerú S.A. signed an agreement to assess the technical and economic feasibility of installing an integrated project for the production of 600 kton to 1 million tons of polyethylene, using the natural gas available in Peru as feedstock. Braskem concluded the initial phase of the project’s technical and economic feasibility study in 2009, and renewed the agreement with Petrobras and PetroPerú.

Through these projects, Braskem will consolidate its presence in Latin America, serving a large and underserved market in Mexico and gaining a presence in the largest integrated complex on the Pacific coast with the project in Peru, factors that are fully aligned with Braskem's strategy of international expansion and growth and consolidation in the region.

Braskem and Pequiven decided to evaluate a new model for their petrochemical projects through the joint ventures Propilsur and Polimerica, given the new reality in the international credit market and the better alternatives in terms of raw material sourcing.

For the polypropylene project of the privately held and state-owned company Propilsur, Venezuela's state oil company PDVSA presented an alternative propylene supply source for from the Paraguaná Refinery Complex in the state of Falcón. In view of this proposal, Pequiven and Braskem are evaluating the feasibility of changing the project's design and location.

With the new configuration and change in the polypropylene project, as well as the possibility signaled by PDVSA of the future supply of ethane gas and other feedstock sources in the region of the same PDVSA Refinery Complex in Paraguaná, Pequiven and Braskem have also agreed to postpone for one year all developments related to the polyethylene project of Polimérica, with the objective of evaluating even more competitive alternatives for the project.

Braskem's management remains committed to making Braskem a leading global petrochemical company. Brazil’s macroeconomic situation and financial solidity continue to represent competitive advantages in the global market. Braskem maintains its commitment to sustainable growth and development and will continue to act proactively in pursuit of the best opportunities, seeking to create value for shareholders and increase competitiveness throughout the entire petrochemical and plastics production chain.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest Brazilian industrial company owned by the private sector. The Company operates 17 industrial plants across Brazil and has annual production capacity of 11 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I
Consolidated Income Statement
(R$ million)

Million of R$
Income Statement	4Q09 (A)	3Q09 (B)	4Q08 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	2009 (D)	2008 (E)	Change (%) (D)/(E)
Gross Revenue	5,390	5,164	5,640	4	(4)	19,466	23,761	(18)
Net Revenue	4,253	4,047	4,273	5	(0)	15,248	18,541	(18)
Cost of Good Sold	(3,680)	(3,076)	(3,554)	20	4	(12,665)	(15,617)	(19)
Gross Profit	573	971	719	(41)	(20)	2,584	2,924	(12)
Selling Expenses	(142)	(134)	(152)	6	(7)	(536)	(514)	4
General and Administrative Expenses	(212)	(159)	(167)	34	27	(638)	(692)	(8)
Depreciation and Amortization [1]	(46)	(29)	(117)	60	(61)	(124)	(545)	(77)
Other operating income (expenses)	29	(26)	33	-	(13)	134	83	62
Investment in Associating Companies	(3)	1	(2)	-	36	(12)	(64)	(81)
Operating profit before financial result	200	625	314	(68)	(36)	1,408	1,193	18
Net financial result	(655)	243	(2,250)	-	(71)	572	(3,696)	-
Operating profit (loss)	(456)	868	(1,936)	-	(76)	1,980	(2,503)	-
Other non-operating revenue (expenses)	(117)	(15)	(214)	696	(45)	(133)	(159)	(16)
Profit (loss) before income tax and social contribution	(573)	853	(2,149)	-	(73)	1,847	(2,661)	-
Income tax / social contribution	(320)	(208)	13	54	-	(930)	264	-
Profit Sharing	-	-	(2)	-	-	-	(21)	-
Profit (loss) before minority interest	(893)	645	(2,138)	-	(58)	917	(2,419)	-
Minority Interest	-	-	(0)	-	-	-	(39)	-
Net profit / Loss	(893)	645	(2,138)	-	(58)	917	(2,457)	-

Earnings (loss) per share (EPS)	(1.71)	1.24	(4.21)	-	(59.31)	1.76	(4.84)	-

EBITDA	614	838	577	(27)	6	2,475	2,485	(0)
EBITDA Margin	14.4%	20.7%	13.5%	-6.28 p.p.	0.93 p.p.	16.2%	13.4%	2.83 p.p.
-Depreciacion and Amortization [1]	411	214	261	92	58	1,055	1,229	(14)
. Cost	366	185	144	97	154	931	684	36
. Expense	46	29	117	60	(61)	124	545	(77)

1 In accordance with Law 11,638, the goodwill based on “future profitability” is no longer amortized, with the respective recoverable amounts tested on an annual basis.

EXHIBIT II
Consolidated Balance Sheet
(R$ million)

ASSETS	12/31/2009 (A)	09/30/2009 (B)	Change (%) (A)/(B)

Current	7,047	7,013	0

Cash and Cash Equivalents	2,664	2,874	(7)
Marketable Securities	467	265	76
Accounts Receivable	1,297	1,217	7
Inventories	1,919	2,004	(4)
Recoverable Taxes	506	407	24
Prepaid Expenses	22	36	(38)
Others	173	210	(18)

Non Current	15,058	15,060	(0)

Long-Term Assets
Related Parties	101	49	106
Compulsory Deposits and Escrow accounts	155	160	(3)
Deferred income tax and social contribution	881	636	39
Recoverable Taxes	1,260	1,410	(11)
Marketable Securities	18	18	(3)
Others	163	152	7
Investments	29	39	(24)
Fixed Assets and Intangible	12,380	12,502	(1)
Deferred	72	94	(24)

Total Assets	22,105	22,073	0

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2009 (A)	09/30/2009 (B)	Change (%) (A)/(B)

Current	7,290	6,020	21

Suppliers	3,823	3,702	3
Financing	1,821	1,672	9
Hedge Operations	53	46	16
Salaries and payroll charges	270	225	20
Dividends and Interest on Equity	3	4	(22)
Taxes payable	1,155	158	632
Advances from Customers	30	74	(60)
Others	135	140	(3)

Non Current	10,073	10,427	(3)

Long-Term Liabilities
Financing	7,939	8,172	(3)
Hedge Operations	32	50	(37)
Deferred income tax and social contribution	849	550	54
Taxes Payable	993	1,406	(29)
Others	260	248	5

Shareholders' Equity	4,742	5,626	(16)

Capital	5,473	5,473	0
Capital Reserves	429	429	0
Treasury Shares	(12)	(12)	0
Adjustment of Asset Evaluation (Law 11638/07)	(66)	(75)	(12)
Retained Earnings (Losses)	(1,082)	(189)	472

Total Liabilities and Shareholders' Equity	22,105	22,073	0

* The increase in Taxes payable is due to the impact of Company’s participation on the Tax Debit Repayment Program offered by the Office of the General Counsel to the National Treasury and the Internal Revenue Service (Refis)

EXHIBIT III
Cash Flow Statement
(R$ million)

Cash Flow	4Q09	3Q09	4Q08	2009	2008

Profit (loss) before income tax and social contribution	(573)	853	(2,077)	1,847	(2,661)

Expenses (Revenues) not affecting Cash	540	4	2,752	35	4,630
Depreciation and amortization	411	214	261	1,055	1,229
Equity Result	3	(1)	(16)	12	52
Interest, Monetary and Exchange Restatement, Net	46	(210)	2,315	(1,116)	3,284
Minority Interest	0	0	(39)	0	0
Others	80	1	230	84	65

Adjusted Profit (loss) before cash financial effects	(32)	857	675	1,882	1,968

Asset and Liabilities Variation, Current and Long Term	516	(404)	1,183	126	1,409
Asset Reductions (Additions)	86	48	222	882	(510)
Marketable Securities	(31)	(9)	(317)	(40)	(103)
Account Receivable	(97)	26	850	(253)	501
Recoverable Taxes	60	12	163	90	(207)
Inventories	86	26	(214)	1,088	(698)
Advances Expenses	14	17	(47)	44	8
Dividends Received	2	0	5	2	9
Other Account Receivables	52	(24)	(218)	(49)	(19)
Increase (Decrease) in Liabilities	430	(452)	961	(756)	1,919
Suppliers	121	(474)	1,064	(1,086)	1,957
Advances from Customers	(45)	17	14	(19)	26
Fiscal Incentives	2	(0)	6	(3)	6
Taxes and Contributions	299	(31)	(92)	294	(1)
Others	52	36	(31)	58	(69)

Operating Cash flow	484	452	1,858	2,008	3,378

Interest Paid	(124)	(141)	(257)	(596)	(645)
Income Tax and Social Contribution	(8)	(3)	(25)	(24)	(121)

Accounting cash generation	352	308	1,576	1,388	2,611

Investment Activities	(388)	(194)	(285)	(851)	(2,083)
Fixed Assets Sale	0	1	0	3	250
Investment	0	0	10	(5)	(654)
Fixed Assets	(429)	(187)	(296)	(831)	(1,413)
Deferred Assets	0	0	(20)	0	(57)
Intangible Assets	41	(8)	21	(18)	(278)
Cash effects from Incorporated Companies	0	0	0	0	67
Financing Activities	(8)	(179)	(706)	(312)	20
Inflows	438	565	893	2,621	7,159
Amortization	(439)	(745)	(1,548)	(2,923)	(6,656)
Share Buy-Back	0	0	(26)	0	(187)
Dividends and Interest on Equity	(0)	(0)	(9)	(10)	(310)
Others	(7)	2	(17)	0	13

Cash and Cash Equivalents Increase (Reduction)	(45)	(64)	585	225	548

Cash and Cash Equivalents at the beginning of the period	2,708	2,938	1,853	2,439	1,890
Cash and Cash Equivalents at the end of the period	2,664	2,874	2,439	2,664	2,439

EXHIBIT IV
Consolidated Production Volume

PRODUCTION

tons	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09
Polymers Unit
PE´s - Polyethylene	435,568	362,885	466,590	321,920	357,694	459,500	471,434	451,843
PP - Polypropylene	175,991	163,432	210,572	181,511	178,877	227,733	257,904	235,455
PVC - Polyvinyl Chloride	130,023	129,916	139,518	122,984	99,103	120,260	127,963	131,751
Caustic Soda	120,228	113,838	125,855	119,713	116,374	110,430	108,367	100,738
EDC	40,103	15,795	41,822	16,346	40,103	30,687	11,276	9,128
Chlorine	15,047	12,907	14,849	14,304	14,130	14,252	10,292	14,508
Basic Petrochemicals
Ethylene	586,278	461,410	605,771	463,465	454,369	588,998	620,193	592,402
Propylene	288,473	224,645	307,622	211,636	216,137	297,865	315,866	303,611
Benzene	173,943	137,215	171,782	145,730	129,037	165,770	187,051	177,424
Butadiene	63,147	48,361	68,653	50,639	36,311	66,375	70,294	63,561
Toluene	7,000	12,007	7,190	3,597	25,335	25,191	26,870	34,526
Fuel (m3)	171,437	130,149	146,677	141,682	116,052	150,551	160,617	113,088
Paraxylene	32,132	24,263	37,742	35,094	37,349	41,699	41,579	27,756
Ortoxylene	15,891	10,134	17,755	13,626	12,053	14,896	15,022	11,303
Isoprene	5,176	4,487	4,758	4,483	2,743	4,757	5,630	5,033
Butene 1	22,961	20,747	22,481	16,625	15,201	20,227	19,118	17,823
MTBE	30,689	25,336	32,599	24,184	23,794	23,861	-	-
ETBE	40,814	30,056	42,947	31,803	23,855	49,335	83,142	79,480
Mixed Xylene	22,934	16,303	20,884	19,926	16,270	14,237	19,182	18,121
Caprolactam	11,871	11,372	10,658	3,194	1,247	-	-	1,125

EXHIBIT V
Consolidated Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09

Polymers Unit
PE´s - Polyethylene	273,028	313,233	271,981	225,490	231,520	267,724	275,205	282,492
PP - Polypropylene	148,452	182,065	172,316	140,038	135,002	174,618	201,607	187,267
PVC - Polyvinyl Chloride	115,780	124,352	141,888	114,247	76,997	119,514	139,826	121,092
PET	9,851	10,418	11,624	11,997	11,745	6,280	13	-
Caustic Soda	107,999	124,947	116,908	111,861	96,027	91,914	91,902	113,691
EDC	15,084	12,093	7,044	-	-	-	-	-
Chlorine	14,800	13,139	14,879	15,015	12,636	12,145	10,547	14,654

Basic Petrochemicals Unit
Ethylene	71,719	51,886	67,655	61,242	56,081	72,677	78,437	79,774
Propylene	96,608	92,461	102,819	57,124	78,650	92,068	101,566	93,404
Benzene	57,595	67,534	63,553	50,730	74,780	105,316	81,963	101,631
Butadiene	55,641	45,075	55,395	47,534	13,583	45,543	51,003	37,863
Toluene	9,371	10,629	10,583	6,004	16,092	16,512	21,614	23,861
Fuel (m3)	134,747	125,790	112,931	129,237	105,435	145,619	128,937	85,084
Paraxylene	-	-	-	-	-	-	-	-
Ortoxylene	16,985	10,891	16,984	11,429	13,913	15,899	14,215	11,956
Isoprene	2,949	2,166	3,278	2,970	1,611	2,200	2,160	2,700
Butene 1	6,771	5,380	7,209	367	2,208	1,456	909	964
MTBE	33	11	33	49	-	80	-	-
ETBE	23	-	-	-	-	-	-	-
Mixed Xylene	13,354	11,313	10,213	12,133	10,422	8,730	9,427	12,285
Caprolactam	3,870	4,508	4,919	3,104	2,788	3,139	3,090	3,041

EXHIBIT VI
Consolidated Sales Volume
Export Market

EXPORT MARKET - Sales Volume

tons	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09

Polymers Unit
PE´s - Polyethylene	112,137	135,487	136,055	89,977	167,666	207,424	170,270	175,022
PP - Polypropylene	22,684	16,912	30,328	29,471	67,924	49,912	56,509	54,018
PVC - Polyvinyl Chloride	5,642	5,217	5,466	2,150	25,813	14,000	300	149
PET	-	2,775	725	-	275	14,549	-	-
Caustic Soda	-	-	-	19,443	-	7,480	-	-
EDC	10,059	-	37,153	12,601	38,601	39,697	13,000	-
Chlorine	-	-	-	-	-	-	-	-

Basic Petrochemicals Unit
Ethylene	-	-	-	-	-	-	-	-
Propylene	-	-	-	21,632	16,895	47,898	33,577	53,118
Benzene	82,109	64,144	88,044	80,288	57,585	51,440	97,434	66,365
Butadiene	9,017	5,922	7,577	4,515	20,292	22,946	21,618	22,939
Toluene	-	-	4,199	-	13,364	9,064	7,568	9,659
Fuel (m3)	16,829	16,586	30,927	15,367	6,989	20,054	25,479	12,114
Paraxylene	31,017	24,699	36,339	39,280	36,101	46,948	36,439	25,732
Ortoxylene	-	-	-	-	-	-	-	-
Isoprene	1,680	3,346	1,607	1,628	840	2,518	3,355	1,683
Butene 1	5,384	13,404	7,544	10,272	5,920	7,858	9,520	9,524
MTBE	26,312	27,667	23,919	23,886	18,691	31,949	764	-
ETBE	33,263	35,332	28,389	44,050	23,223	46,139	70,793	95,464
Mixed Xylene	3,219	3,028	9,302	6,796	4,883	4,226	14,713	2,469
Caprolactam	7,429	8,207	4,573	48	72	1,056	-	-

EXHIBIT VII
Consolidated Net Revenue
(R$ million)

Domestic Market

DOMESTIC MARKET - Net Revenue

Million of R$	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09

Polymers Unit
PE / PP / PVC	1,850	2,048	2,075	1,682	1,259	1,475	1,728	1,663
Others	146	167	189	235	207	120	57	78

Basic Petrochemical Unit
Ethylene / Propylene	370	329	419	319	205	264	328	346
BTX	156	181	193	139	109	166	194	201
Others	813	737	803	689	373	387	505	476

Condensate Resale	210	161	-	93	206	61	49	286
Ipiranga Química	93	108	122	148	100	90	105	95

Total	3,637	3,731	3,800	3,306	2,459	2,563	2,967	3,144

Export Market

EXPORT MARKET - Net Revenue

Million of R$	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09

Polymers Unit
PE / PP / PVC	392	360	494	339	512	532	499	486
Others	6	7	24	25	9	54	10	-

Basic Petrochemical Unit
Ethylene / Propylene	-	-	-	20	16	55	58	88
BTX	207	177	276	144	112	163	228	146
Others	297	347	367	322	84	289	239	294

Condensate Resale	-	-	132	59	67	32	46	95
Ipiranga Química	7	7	-	59	-	-	-	-

Total	909	898	1,294	967	801	1,125	1,080	1,109

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.